GIOVANNI CARUSO Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.407.4990 gcaruso@loeb.com

Via Edgar

January 2, 2024

Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Attention:	J. Elizabeth Packebusch, Esq.

Re:	Edify Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed December 21, 2023

File No. 001-39899

Dear Ms. Packebusch:

On behalf of our client, Edify Acquisition Corp. (“Edify” or the “Company”), we are responding to the comments issued in a letter dated December 29, 2023 (the “Staff’s Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Preliminary Proxy Statement on Schedule 14A, that was filed by the Company on December 21, 2023 (the “Proxy Statement”). Concurrently with the submission of this letter, the Company is filing an amendment to the Proxy Statement (the “Amended Proxy Statement”) via EDGAR for review in accordance with the procedures of the Commission.

In order to facilitate the review by the Staff of the Amended Proxy Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Preliminary Proxy Statement on Schedule 14A filed December 21, 2023

General

1.

We note that you are seeking to extend your termination date to July 20, 2024, a date which is 42 months from your initial public offering.  We also note that you are listed on The Nasdaq Capital Market and that Nasdaq IM-5101-2 requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement. Please revise to explain that the proposal to extend your termination deadline to July 20, 2024 does not comply with this rule, or advise, and to disclose the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from The Nasdaq Capital Market.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2, 22, and 25 of the Amended Proxy Statement.

Thank you very much for your time and attention to this matter and please call me at 212.407.4866 if you would like additional information with respect to any of the foregoing.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner